

October 14, 2011

<u>Via E-mail</u>
Miguel Miranda
President
Panama Dreaming Inc.
Edificio Torre El Cangrejo
Segundo Piso, Oficina Numero 2
Panama City, Panama 0823-03260

> **Re: Panama Dreaming Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-176312**

Dear Mr. Miranda:

We have reviewed your amended filing and the related response letter dated September 22, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 9, 2011.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We refer to prior comment 1. You state in the third paragraph of your prospectus cover page that funds from the offering will be held in a separate, interest-bearing account that is not an escrow account. You should also include language informing investors that because this separate account is not an escrow account, the offering proceeds may be used to discharge obligations to creditors or claimants in any bankruptcy proceeding, and as such, you may be unable to refund offering proceeds even if the minimum proceeds are not received in the offering period.

2. We refer to prior comment three. It appears the amount in the per share "Proceeds to Us" column should be $.004, not $.04.

Risk Factors, page 7

General

3.   We refer to your response to prior comment 6 and note that you do not intend to file a Form 8-A until the end of the fiscal year following the date your registration statement is declared effective. Further you may subsequently decide not to file the Form 8-A or fail to do so. Given these uncertainties and the lapse of time before you would become a fully reporting company, under any circumstances, we reissue prior comment 6.

4.   With respect to prior comment 7, given that you have one record shareholder, it appears that the risk of your Section 15(d) reporting obligations being suspended may be material. Either include a risk factor responsive to the prior comment, or tell us in your response letter why the uncertainty as to whether you will file a Form 8-A and the lapse of time before you propose to file that document are not conditions that present a material risk that your reporting obligations will be suspended.

Dilution of the Price you Pay for Your Shares, page 12

5.   We note from your disclosures beginning on page 12 that the net tangle book value per share following this offering will be $0.006 if the maximum number of shares are sold and $0.004 if the minimum number of shares are sold. However, the net tangible book value per share after the offering as disclosed in the table on page 13 is $0.007 if the maximum shares are sold and $0.006 if the minimum shares are sold. Please correct such amounts in the table and also revise your calculations of the dilution per share accordingly.

Item 17. Undertakings, page 44

6.   In response to prior comment 15, your response letter states that you removed the Item 512(f) undertaking from the amendment.   However, our comment concerns the A.4 undertaking which is provided in the amended filing. Please eliminate that paragraph, which you advise is not applicable to your proposed offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal – Branch Chief

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.